                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                      Kiddie Academy International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  49380C100
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                                 (CUSIP Number)
George L. Miller                                 John J. Ghingher, III, Esquire
1420 Tayside Way                                 Weinberg & Green LLC
Bel Air, Maryland  21015  (410) 836-8261         100 South Charles Street
                                                 Baltimore, Maryland 21201
                                                 (410) 332-8748
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 May 22, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  49380C100                                           PAGE 2 OF 5 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON      George L. Miller
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

       BK, AF, PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                     310,333.33 shares or 15.3%
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                      90,000 shares or 4.4%
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                     46,047 shares or 2.3%
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                     90,000 shares or 4.4%
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      400,333.33 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 49380C100                                           PAGE 2 OF 5 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON   Pauline J. Miller
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     BK, AF, PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


        United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                      308,333.33 shares or 15.2%
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                      90,000 shares or 4.4%
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                     44,047 shares or 2.2%
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                     90,000 shares or 4.4%
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     398,333.33 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.   49380C100                                         PAGE 2 OF 5 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON     Michael J. Miller
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

       BK, PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                   308,333.33 shares or 15.2%
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                     0 shares or 0.0%
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                      836,906 shares or 41.3%
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 shares or 0.0%
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       836,906 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         41.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.          Security and Issuer.

                 This Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares"), of Kiddie Academy International, Inc. (the "Issuer"), whose principal executive offices are located at 108 Wheel Road, Bel Air, Maryland 21015.

Item 2.          Identity and Background.

                 This Schedule 13D is being filed on behalf of three individuals, George L. Miller, Pauline J. Miller, his wife, and Michael J. Miller, their son (the "Miller Group"), who are acting as a group with respect to their interests in the Shares of the Issuer.

George L. Miller

                 (a)      The name of the first member of the group filing this
Schedule 13D is George L. Miller.

                 (b) The business address of George L. Miller is 108 Wheel Road, Bel Air, Maryland 21015.

                 (c) George L. Miller is currently the Chairman of the Board of the Issuer. The principal business of the Issuer is the ownership and operation of education-based commercial child care centers, the franchising of the Issuer's child care business and the distribution of school supplies and equipment. The address of the principal executive offices of the Issuer is 108 Wheel Road, Bel Air, Maryland 21015.

                 (d) During the last five years, George L. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) During the last five years, George L. Miller has not been a party to a civil proceeding of a judicial or administrative body, nor is George L. Miller subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)      George L. Miller is a citizen of the United States.

--------------------------------------------------------------------------------

Pauline J. Miller

                 (a) The name of the second member of the group filing this Schedule 13D is Pauline J. Miller.

                 (b) The residential address of Pauline J. Miller is 1420 Tayside Way, Bel Air, Maryland 21015.

                 (c) Pauline J. Miller is currently employed by the Issuer as its director of training and customer liaison.

                 (d) During the last five years, Pauline J. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) During the last five years, Pauline J. Miller has not been a party to a civil proceeding of a judicial or administrative body, nor is Pauline J. Miller subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)      Pauline J.  Miller is a citizen of the United States.

--------------------------------------------------------------------------------

Michael J. Miller

                 (a)      The name of the third member of the group filing this
Schedule 13D is Michael J. Miller.

                 (b) The business address of Michael J. Miller is 108 Wheel Road, Bel Air, Maryland 21015.

                 (c) Michael J. Miller is currently the President and Secretary of the Issuer. The principal business of the Issuer is the ownership and operation of education-based commercial child care centers, the franchising of the Issuer's child care business and the distribution of school supplies and equipment. The address of the principal executive offices of the Issuer is 108 Wheel Road, Bel Air, Maryland 21015.

                 (d) During the last five years, Michael J. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) During the last five years, Michael J. Miller has not been a party to a civil proceeding of a judicial or administrative body, nor is Michael J. Miller subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)      Michael J. Miller is a citizen of the United States.

Item 3.          Source and Amount of Funds or Other Consideration.

                 The funds recently used by George and Pauline Miller, as joint tenants, to purchase the Shares of the Issuer were obtained from various sources, including personal funds, borrowing certain funds from Michael J. Miller, a member of the group, and from drawing down on a personal line of credit from a bank. The total amount of funds, including commissions, used in making the purchases to date is $90,943.99. Additional funds may be used to purchase additional securities of the Issuer.

                   On Thursday May 22, 1997, Michael J. Miller loaned George and Pauline Miller, his parents, $15,000.00 of his personal funds to be used to purchase the Shares of the Issuer. On Tuesday, May 27, 1997, Michael J. Miller loaned an additional $20,000 to George and Pauline Miller, his parents, which Michael J. Miller borrowed from The Sparks State Bank (the "Bank") by drawing down from a pre-existing personal line of credit with the Bank. Also on May 22, 1997, George L. Miller borrowed $30,000.00 from the Bank by writing a check from a pre-existing personal line of credit with the Bank. The balance of funds used by George and Pauline Miller, as joint tenants, were derived from their personal funds.

                   The Miller Group previously acquired 925,000 of the Shares of the Issuer in connection with the initial public offering of the Issuer on or about December 12, 1995. Additionally, George L. Miller previously purchased 2,000 shares of the Shares of the Issuer on January 17,1996.

Item 4.            Purpose of Transaction.

                   The purpose of the acquisition of the Shares of the Issuer by the Miller Group is to acquire control of the Issuer by purchasing in excess of 50% of the issued and outstanding Common Stock of the Issuer. This determination was made in light of the Miller Group's concern that the actions being contemplated by the existing management of the Issuer to address the serious liquidity problem faced by the Issuer would not be in the best interest of the Issuer's stockholders. Following the acquisition of a controlling share interest in the Issuer the Miller Group intends to change the present composition of the Board of Directors of the Issuer to elect directors they believe may be disposed to examining the feasibility and desirability of changing present management of the Issuer. The Miller Group has serious concerns about the present course being pursued by current management because it would not have the effect of maximizing stockholder value; as a result, the Miller Group intends to make significant changes in present management and to pursue alternatives for addressing the Issuer's liquidity problems, including exploring the possibility of filing for protection under the U.S. Bankruptcy Code. The Miller Group intends to accomplish changes in the present composition of the Board of Directors of the Issuer by amending the bylaws to increase the size of the board from six to nine members and filling the three vacancies created by virtue of the increase in size and by amending the bylaws to permit the removal of board members by a majority, removing two current board members, and filling the vacancies created by their removal. The Miller Group intends to fill the three vacancies created by virtue of the increase in board size with the following individuals: Pauline J. Miller; Diane Amato, Executive Vice President of development for the Issuer; and Gary Miller, an accountant with Hildebrandt & Miller, P.A., who acts as the personal accountant for each member of the Miller Group and for Penguin Properties, a company owned by the members of the Miller Group, but who has no familial relationship with any of the members of the Miller Group. The Miller Group intends, subject to the approval of Barington Capital Group, L.P. (the "Underwriter"), pursuant to the Underwriting Agreement by and between the Issuer and the Underwriter dated December 12, 1995, to fill the two vacancies created by virtue of the removal of Angelo Bizzarro and Carl J. Meil, Jr., with the following individuals: Glenn Brainer, the owner of a family business, and Larry V. Fila, also the owner of a family business. The Miller Group reserves the right to change its present intention with respect to the securities of the Issuer.

                   While the Miller Group has no current plans to take any of the following actions, other than as stated herein, the Miller Group reserves the right to take any action with respect to the Issuer, including, but not limited to the following: the acquisition of additional securities of the Issuer; undertaking extraordinary corporate transactions, including merger, reorganization, or liquidation of the Issuer; selling a material amount of the assets of the Issuer; changing the present capitalization and dividend policies; changing the Issuer's business or corporate structure; changing the Issuer's charter, bylaws or other constituent documents; causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or taking any action similar to those described above.

Item 5.            Interest in Securities of the Issuer.

                   (a) George L. Miller beneficially owns 400,333.33 Shares or 19.8% of the issued and outstanding Shares of the Issuer. These shares exclude 44,047 Shares owned by Pauline J. Miller, his wife, as to which George L. Miller disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 (the "Act"). These shares include 264,286.33 Shares owned by Michael J. Miller, son of George L. Miller, as to which the voting is determined by an agreement described below and incorporated herein by reference as an Exhibit and as to which George L. Miller disclaims beneficial ownership pursuant to Rule 13d-4 under the Act.

                   Pauline J. Miller beneficially owns 398,333.33 Shares or 19.6% of the issued and outstanding Shares of the Issuer. Those shares exclude 46,047 Shares owned by George L. Miller, her husband, as to which Pauline J. Miller disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 (the "Act"). These shares include 264,286.33 Shares owned by Michael J. Miller, son of Pauline J. Miller, as to which the voting is determined by an agreement described below and incorporated herein by reference as an Exhibit and as to which Pauline J. Miller disclaims beneficial ownership pursuant to Rule 13d-4 under the Act.

                   Michael J. Miller beneficially owns 836,906 Shares or 41.3% of the issued and outstanding Shares of the Issuer.

                   The Miller Group beneficially owns 1,017,000 shares in the aggregate or 50.2% of the issued and outstanding Shares of the Issuer.

                   (b) George L. Miller has sole power to vote or direct the vote of 310,333.33 Shares, shared power to vote or direct the vote of 90,000 Shares, sole power to dispose or direct the disposition of 46,047 Shares and shared power to dispose or direct the disposition of 90,000 Shares. These share calculations are subject to the qualifications and explanations previously stated in paragraph (a) of this Item 5 of this Schedule 13D.

                   Pauline J. Miller has sole power to vote or direct the vote of 308,333.33 Shares, shared power to vote or direct the vote of 90,000 Shares, sole power to dispose or direct the disposition of 44,047 Shares and shared power to dispose or direct the disposition of 90,000 Shares. These share calculations are also subject to the qualifications and explanations previously stated in paragraph (a) of this Item 5 of this Schedule 13D.

                   Michael J. Miller has sole power to vote or direct the voting of 308,333.33 Shares, shared power to vote or direct the voting of 0 Shares, sole power to dispose or direct the disposition of 836,906 Shares and shared power to dispose or direct the disposition of 0 Shares.

                   (c) On Thursday May 22, 1997, George L. Miller and Pauline J. Miller, as joint tenants, purchased 10,000 Shares of the Issuer at $.26 per Share. On Friday May 23, 1997, George L. Miller and Pauline J. Miller, as joint tenants, purchased the following Shares of the Issuer at the following prices: (i) 2,500 Shares at $.53 per Share; (ii) 2,500 Shares at $.75 per Share; (iii) 20,000 Shares at $.99 per Share; (iv) 5,000 Shares at $1.00 per Share; (v) 15,000 Shares at $1.00 per Share; (vi) 5,000 Shares at $1.00 per Share; and (vii) 30,000 Shares at $1.20 per Share. All purchases were unsolicited O.T.C. broker trades executed through the Towson, Maryland office of Merrill Lynch, Pierce, Fenner & Smith, Inc.

                   (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of the securities of the Miller Group described in this Schedule 13D.

                   (e)            Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                   On August 8, 1995, George L. Miller, Pauline J. Miller and Michael J. Miller entered into a voting agreement (the "Voting Agreement"), pursuant to which 792,859 Shares of the Issuer (the "Secondary Shares") are currently voted. Under the terms of the Voting Agreement, Michael J. Miller, the owner of the Secondary Shares is obligated to vote the Secondary Shares as follows: (i) one-third of the Secondary Shares in like manner as the 44,067 Shares owned directly by George L. Miller, his father, and which are those Shares (adjusted for stock splits and reverse stock splits) owned by him as of the date of the Voting Agreement (the "GM Primary Shares"); (ii) one-third of the Secondary Shares in like manner as the 44,067 Shares owned directly by Pauline J. Miller, his mother, and which are those Shares (adjusted for stock splits and reverse stock splits) owned by her as of the date of the Voting Agreement (the "PM Primary Shares"); and (iii) one-third of the Secondary Shares in like manner as the 44,067 Shares which he owns directly, which are not Secondary Shares, and which are those Shares (adjusted for stock splits and reverse stock splits) owned by him as of the date of the Voting Agreement (the

"MM Primary Shares")(the GM Primary Shares, PM Primary Shares and the MM Primary Shares are collectively referred to as the "Primary Shares"). The Voting Agreement also provides that if Michael J. Miller disposes of any Shares of the Issuer, he is deemed first to sell Shares not owned by him as of the date of the Voting Agreement, second, MM Primary Shares and, finally, Secondary Shares.

                   On Thursday, May 22, 1997, and Tuesday, May 27, 1997, Michael J. Miller loaned his parents, George L. Miller and Pauline J. Miller, $15,000.00 and $20,000 respectively for the purpose of purchasing securities of the Issuer. The parties' oral understanding as to that loan is that it is payable on demand at an interest rate equal to the applicable federal rate.

Item 7.            Material to be Filed as Exhibits.

       Exhibits                                                  Description
         1                          Joint Acquisition Statement Filing Agreement dated May 31, 1997.

         2                          Voting Agreement by and among George L. Miller, Pauline J. Miller, and Michael J.
                                    Miller dated August 8, 1995.

         3                          Personal Line of Credit Loan Agreement by and between George L. Miller, Pauline
                                    J. Miller and The Sparks State Bank dated February 22, 1996.

         4                          Personal Line of Credit Loan Agreement by and between Michael J. Miller, Lisa
                                    Marie Miller and The Sparks State Bank dated February 22, 1996.

                                   SIGNATURE

                   After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in the Statement is true, correct and complete.


DATED:  June 2, 1997              /s/ Michael J. Miller
                                  -----------------------------------------


                                  /s/  George L. Miller
                                  -----------------------------------------


                                   /s/  Pauline J. Miller
                                  -----------------------------------------